December 31, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Jessica Livingston
Justin Dobbie

Re:	Northrim BanCorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 000-33501
Dear Ms. Livingston:
On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated December 5, 2008, containing certain comments regarding the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2007, filed on March 14, 2008. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit in response the proposed actions indicated below. For ease of reference, each of your comments is set forth below with our response set forth immediately below.
Staff Comment No. 1: Item 11. Executive Compensation, Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement Schedule 14A
We note your response to our prior comment 7. It is unclear that the disclosure of the performance targets in question would result in competitive harm to the company. We therefore reissue that comment in full. Prior Staff Comment No. 7: In future filings, with respect to performance based annual bonuses, please disclose and discuss the specific performance targets relating to return on equity, the ratio of expenses to assets, net income as compared to budget, earning per share growth and asset quality and how the company’s annual bonus awards are structured around such performance targets. Refer to Item 402(b)(2)(v)-(vi) of Regulation S-K. If you did not disclose the performance targets because you determined that they were confidential

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December 31, 2008

due to the potential for competitive harm to Northrim BanCorp, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.
Response:
Summary:
The Company believes that the Company’s performance based annual bonuses based on specific performance targets with respect to the ratio of expenses to assets, net income as compared to budget, earning per share growth and asset quality (collectively, the “Information”) constitute confidential commercial or financial information that, if disclosed, would cause substantial competitive harm to the Company. In particular, the disclosure of the Information could be used by the Company’s competitors to derive the Company’s future strategic plans and to a loss of members of the management team to the Company’s competitors. In future filings, the Company will include, for excluded targets, more descriptive disclosures of the level of difficulty, or ease, associated with achieving performance goals, as required by Instruction 4 to
Item 402(b).
Background:
The Company has historically not included a specific performance target with respect to the Information in its proxy statement or other filings (including those filings disclosing the setting of performance measures), due to the risk of substantial competitive harm if such specific targets are disclosed. In particular, the disclosure of the specific performance targets with respect to the Information could be used by the Company’s competitors to derive the Company’s future strategic plans, enabling a competitor to alter its strategic plan to more efficiently compete against the Company, which would cause the Company’s financial performance and results of operations to be negatively impacted. In addition, the disclosure of the specific performance targets with respect to the Information would provide the Company’s competitors with information that could be used to entice members of the Company’s management team to terminate their employment with the Company and become employed by the Company’s competitors. The loss of any key member of management would likely have a negative impact on the Company’s financial performance and results of operations.
Historically, the Compensation Committee set the performance targets in connection with the Company’s strategic plan, with the goal of maximizing shareholder returns. The Compensation Committee believes that since the performance targets correspond to the Company’s budgeted goals, the named executive officers (the “NEOs”) are incentivized to cause the Company to achieve its budgeted goals.

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To provide a background for understanding the substantial competitive harm that could be caused to the Company by disclosure of the specific performance targets with respect to the Information, it is necessary to understand the Company’s strategic planning cycle and the method by which the Company’s Compensation Committee determines the specific performance targets for participants in the Company’s Executive Incentive Plan on an annual basis. Historically, the Company’s strategic goals have been determined on a three year planning basis. The annual budget is then determined by reference to the larger three year strategic plan set by the Company. In the Autumn of each calendar year, the Company plans the budget for the following calendar year, which is finalized in February of each calendar year. In April of each year, the Compensation Committee meets and determines the specific performance targets for that calendar year, bearing in mind the three year strategic plan and the annual budget for the specific calendar year. In January following the end of the calendar year, the Company’s financial performance is reviewed by the Compensation Committee and a determination is made as to whether the NEOs have satisfied the specific performance targets. Compensation for satisfaction of the specific performance targets is paid in January following that determination. However, because the compensation is earned in the prior year, the amounts earned are disclosed in the Company’s proxy statement under Item 402 for the prior calendar year in which the compensation was earned by the respective NEOs. The disclosure of the specific performance targets with respect to the Information would enable a competitor to deduce the Company’s three year strategic plan and could potentially be used to solicit current NEOs to terminate their employment with the Company as further explained in the Company’s response.
The specific performance targets with respect to the Information are developed strictly for internal planning purposes and are not disclosed publicly by the Company in any form. For the reasons set forth in this response, the Company considers the specific performance targets with respect to the Information and the factors that go into the calculation of such Information, to be its confidential, proprietary information. The Company believes that public disclosure of the Information, whether disclosed in its proxy statement or otherwise, would substantially harm the Company’s competitive position, which would ultimately impact shareholder value in a negative manner.
Legal Framework:
The Commission has set forth the procedures and standards under which it will consider a request for confidential treatment in Rule 24b-2 and 17 C.F.R. § 200.80. Pursuant thereto, a request for confidential treatment must specify the particular exemption from the Freedom of Information Act (“FOIA”) providing the grounds upon which it relies (Rule 24b-2; 17 C.F.R. § 200.80; 5 U.S.C. § 552). Among other items, the FOIA exempts from its public disclosure requirements “trade secrets or commercial or financial information obtained from a person and privileged or confidential” which otherwise public agencies must make available to the public (5 U.S.C. § 552(b)(4) (“FOIA Exemption 4”). The Company believes that the Information fits within the three prong test under FOIA Exemption 4 because it is (a) trade secrets or commercial or financial information, (b) obtained from a person and (c) privileged or confidential. See,

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Public Citizen Health Research Group v. Food & Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983) (“Public Citizen Health Research Group”).
     (a) Commercial or Financial Information. As stated in Public Citizen Health Research Group, the D.C. Circuit Court has “consistently held that the terms ‘commercial’ and ‘financial’ in FOIA Exemption 4 should be given their ordinary meanings.” Id. at 1290. Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit. See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863 (2d Cir. 1978); Public Citizen Health Research Group. Examples of commercial or financial information include, among other things, pricing arrangements, development fees, license terms and fees, royalties, warranty provisions, engineering support agreements and other commercial details.
     (b) Obtained from a Person. The definition of the term “person” includes, among other things, an individual, a corporation, a partnership, an unincorporated association and a trust. See, Comstock International (U.S.A.), Inc. v. Export-Import Bank of the United States, 464 F. Supp. 804, 806 (D.D.C. 1979) (citing 5 U.S.C. § 551(2)).
     (c) Privileged or Confidential. The last prong of the test for confidentiality under FOIA Exemption 4 requires that the Information be privileged or confidential. When, as here, information is required to be disclosed to the Government, information is “confidential” for purposes of FOIA Exemption 4 if such disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained. McDonnell Douglas Corp., 180 F.3d at 305; National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974). To satisfy the second prong of this test, evidence revealing actual competition and the likelihood of substantial competitive injury is sufficient to demonstrate the need for confidentiality. CAN Fin. Corp. v. Donovan, 830 F.2d 1132, 1152
D.C. Cir. 1987); Public Citizen Health Research Group, 704 F.2d at 1291; Allnet Communication Services, Inc. v. Federal Communications Commission, 800 F. Supp 984, 988 (D.D.C. 1992).
Analysis:
The Company believes that the Information would fall within the standards for granting confidential treatment under Rule 24b-2 and 17 C.F.R. § 200.80.
     (a) The Information clearly constitutes “commercial or financial information” of the Company, since it was developed in connection with establishing compensation levels for its NEOs and in furtherance of the Company’s multi-year strategic planning and derived from internal analyses and projections of the Company’s performance and strategic goals.

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     (b) The Information was developed by the Company, which is a “person” for purposes of the FOIA exemption.
     (c) Release of the Information would be likely to cause substantial harm to the Company’s competitive position. The goals embodied in the Information are based on the Company’s internal analyses and projections of its performance and reflects the Company’s business strategy for past years and signals its strategy in connection with the Company’s multi-year strategic plans. The principal factors that drive the Information include the Company’s multi-year strategic plans as driven by the annual budget, expectations of loan production activity during the coming year, the types of loans that will be generated, the pricing of its loans, the volume of loan sales and gain on sale of loans, amounts of loan losses, growth in deposits and deposit pricing. Also embodied in the Information is the Company’s expectations of the overall lending and deposit-taking environments, the levels and movements of interest rates, competitive conditions in the Company’s markets and other economic factors.
Third parties could use past years’ Information (and the financial information that could be derived from the specific targets as described above), to the Company’s substantial competitive disadvantage and commercial harm as follows:
If the Company disclosed its net income to budget target, then its competitors would have specific information on its budget, since the performance criteria is a percentage of actual to budgeted net income. By comparing the Company’s actual performance with disclosures about its budget, the Company’s competitors could deduce the Company’s budget. Also, the Company’s competitors could use the earnings per share performance criteria along with the net income to budget target to deduce the current period budget for the Company and compare that on a quarterly basis in the current year. This information could be used to predict or react to pricing initiatives of the Company for its deposit and loan products as well as its other services.
If the Company disclosed the criteria for its nonperforming loans to loans, then its competitors would know the Company’s goals in this area versus its current performance levels. The Company’s competitors could use this information to more effectively compete against the Company by adjusting their loan strategies in relation to the Company’s actual performance as compared to these targets.
If the Company disclosed the operating expenses to average assets criteria, then its competitors could gain information on the goals and plans that the Company has for the current and future levels of its expenses the largest of which are salary and benefits expenses for its employees. The Company’s competitors could use this information to more effectively compete against the Company for its employees or in marketing campaigns or in many other areas covered by the general expenses in this performance category.
If the Company disclosed all of the above specific target criteria, competitors would be able to deduce the Company’s future strategic plans, based on the Company’s multi-year strategic

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planning process. For example, if the Company’s three year strategic plan is to follow a static approach whereby the Company will not engage in any acquisitions or seek to expand its market share, the specific performance targets under the Company’s Executive Incentive Plan would be aligned to achieve these goals. In this static three year strategic plan, the Compensation Committee would likely set the ratio of expenses to assets at a moderate target level as the Company would be attempting to incentivize its NEOs to keep expenses in line because asset growth is not a primary component of this particular three year strategic plan. In contrast, the net income as compared to budget would likely be set higher under a static three year plan than the same performance target under an expansionary three year strategic plan as the Company would be unlikely to incur the additional expense associated with expanding its markets or market share of certain products by raising deposit pricing or lowering its loan pricing. The specific target for earning per share growth would likely be set relatively high as the absence of market or product expansion costs in such a three year strategic plan would be expected to result in lower operating costs. The specific performance target related to asset quality would likely also be set comparatively higher as the Company would be unlikely to acquire any distressed assets from other companies and could tighten its loan pricing at the expense of growth in its loan portfolio.
If on the other hand, the Company’s three year strategic plan was changed to an expansionary model, the Compensation Committee would likely set the ratio of expenses to assets at a relatively higher level, recognizing that the Company would incur significant expenses through entering new lines of business or operating in new market areas. In the same manner, under an expansionary three year strategic plan, the net income as compared to budget would likely be set lower than the same performance target under a static three year strategic plan as the Company would be likely to incur the additional expenses associated with expanding its markets lines of business. Under an expansionary three year strategic plan, the specific target for earning per share growth would likely be set relatively low as the Company would expect its earnings per share to be lower based on the likelihood of incurring significant additional expenses in its expansion activities by hiring additional employees or changing its deposit and loan pricing. In like manner, the specific performance target related to asset quality would likely also be set comparatively higher as the Company may acquire distressed assets from other companies and modify its deposit and loan pricing guidelines in order to spur growth in new lines of business or markets.
Given the wide variance in the specific performance targets that would be set by the Compensation Committee under a static three year strategic plan or an expansionary three year strategic plan, if the specific performance targets were disclosed, the Company’s competitors could use the historical information to determine inflection points and derive the Company’s strategic goals, by noting the year to year change in the specific performance criteria. In addition, a competitor could compare the specific performance targets against the Company’s publicly-disclosed financial statements to derive the Company’s strategic goals. Armed with this information, a competitor would have little trouble reacting to the Company’s strategic plan, for example, by changing its business plan to engage in an expansion into the Company’s market area and lines of business at a time that it has derived from the specific performance targets that

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the Company is in a static three year strategic plan. This signaling of the Company’s strategic plans by disclosure of its historical performance targets would cause substantial competitive harm to the Company and its shareholders. In addition, the Company’s disclosure of specific performance targets would provide competitors with information that could be used to lure one or more of the NEOs away from the Company to work for a competitor.
Disclosure of the Information could also cause substantial competitive harm to the Company by allowing competitors to offer the NEOs competing compensation packages specifically tailored to each NEO based on the Information. In the experience of the Compensation Committee members and the Company’s management, it is common for these specific performance goals to be in alignment and most industry participants and observers would expect this alignment. While deviations from the industry alignment would serve as a clear signal that the Company plans to embark on a discernable strategic plan, the specific Information could also be used by competitors to tailor competing compensation packages to the Company’s NEOs in an attempt to lure these NEOs away from the Company.
Future Filings’ Disclosure of Performance Targets:
In the event disclosure of the Information in future filings would cause competitive harm such that the Company may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, then in such future filings (i) the Company will disclose how difficult it would be for the NEOs or how likely it will be for the Company to achieve the undisclosed target levels or other factors, (ii) general statements regarding the level of difficulty or ease associated with achieving performance goals will not be sufficient, and (iii) in discussing how difficult it will be for a NEO or how likely it will be for the Company to achieve the target levels or other factors, the Company will provide as much detail as necessary without providing information that would result in competitive harm.
Staff Comment No. 2: Item 13. Certain Relationships and Related Transactions, Interest of Management in Certain Transactions, page 30 of Definitive Proxy Statement on Schedule 14A
We note your response to our prior comment 10 and we reissued that comment in part. In future filings, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.
Response:
Please be advised that the Company will revise its disclosure in future filings to specifically indicate that “All transactions between Northrim Bank and directors, executive officers, and their associates were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions

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with other persons not related to the lender, and in the opinion of management did not involve more than the normal risk of collectibility or present other unfavorable features.”
Staff Comment No. 3: Item 15. Exhibits, Financial Statement Schedules
We note that the company’s Executive Incentive Plan does not appear in the company’s exhibit list. Please explain how the company concluded that the plan does not constitute a material contract pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K.
Response:
Please be advised that the Executive Incentive Plan was adopted by the Company’s wholly-owned subsidiary, Northrim Bank, on November 3, 1994. The Company inadvertently omitted the filing of the Executive Incentive Plan. The Company intends to request confidential treatment for certain portions of the Executive Incentive Plan and to file a copy of the Executive Incentive Plan as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.
Staff Comment No. 4: Response Letter
We note the acknowledgement made in the second to last paragraph of the company’s response letter as submitted by counsel to the company. Please include with the next response letter a statement signed by a representative of the company that includes the acknowledgements.
Response:
Please be advised that the Company has modified the second to last paragraph of this response letter to the effect that the Company is making the required acknowledgement and that the letter is also being signed by the Company’s Chief Financial Officer as a representative of the Company.
*****
The Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (425) 646-6141 or my colleague Ryan York at (206) 757-8178 if

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you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.
Very truly yours,

Davis Wright Tremaine LLP	Northrim Bancorp

/s/ Sandra Gallagher-Alford	/s/ Joseph M. Schierhorn

Sandra Gallagher-Alford	Joseph M. Schierhorn
Chief Financial Officer